

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Mark D. Schindel
Chief Financial Officer
Iroquois Valley Farmland REIT, PBC
708 Church Street, Suite 212
Evanston, Illinois 60201

> **Re: Iroquois Valley Farmland REIT, PBC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment**
> **Filed May 22, 2023**
> **File No. 024-11881**

Dear Mark D. Schindel:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brett Heeger, Esq.